Exhibit 99.3

January 15, 2021

VIA ELECTRONIC DELIVERY

Mr. Yandai Wang

CEO

SOS Limited

Room 8888, Jiudingfeng Building, 888 Changbaishan Road,

Qingdao Area, China (Shandong) Pilot Free Trade Zone

Dear Mr. Wang:

We are pleased that SOS Limited (collectively, with its subsidiaries the “Company”) has decided to retain Maxim Group LLC (the “Financial Advisor”) to provide general financial advisory and investment banking services to the Company as set forth herein. This letter agreement (“Agreement”) will confirm the Financial Advisor’s acceptance of such retention and set forth below are the terms of our engagement.

WHEREAS, the Company hereby retains the Financial Advisor as its exclusive lead warrant solicitation agent in connection with its contemplated solicitation of the exercise of the Company’s Warrants (as defined below) for the period of time set forth herein, and

WHEREAS, on December 22, 2021 and January 7, 2021, the Company completed two registered direct offerings of securities, pursuant to which an aggregate of 16,125,000 warrants were issued to purchase American Depositary Shares (“ADS”) of the Company at various exercise prices (the “Warrants”).

NOW, THEREFORE, in consideration of the premises and mutual agreements herein set forth, the parties hereto agree as follows:

1. Compliance With Applicable Securities Laws/Best Efforts. Each of the Company and the Financial Advisor agree that the Financial Advisor’s solicitation of Warrants shall be consistent with applicable federal and state securities laws, the guidelines of the Financial Industry Regulatory Authority (“FINRA”), applicable SEC rules and regulations, including but not limited to Regulation M, the rules and regulations of the Nasdaq Capital Market Exchange and disclosure of the Company’s compensation arrangement with the Financial Advisor will be made in documents provided to the holders of the Warrants. Moreover, the Financial Advisor shall, consistent with its obligations under applicable laws and the rules and regulations of FINRA, use its reasonable best efforts to maximize the number of Warrants which are exercised, including appropriate communications with certain record owners and beneficial owners of the Warrants.

2. Compensation. The Company shall pay to the Financial Advisor a cash fee consisting of a cash payment equal to seven percent (7.0%) of the total proceeds received from the cash exercise of any and all of the Company’s Warrants (defined above) in a negotiated transaction for which the Financial Advisor has acted (the “Solicitation Fee”) or in a negotiated transaction whereby the Financial Advisor has engaged with a lead investor(s) on behalf of a larger class of Warrant holder(s). In this event, Maxim would be owed the Solicitation Fee on the total gross proceeds received from all of the Warrant(s) exercised.

3. Timing of Payment. Promptly following receipt of the gross proceeds received by the Company from the cash exercise of the Warrants in accordance with this Agreement, the Company shall pay the Solicitation Fee to the Financial Advisor.

Members FINRA & SIPC

405 Lexington Ave. * New York, NY 10174 * tel (212) 895-3500 * (800) 724-0761 * fax (212) 895-3783 * www.maximgrp.com

SOS Limited.

January 2021

4. Representation and Warranties of the Company. (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the Cayman Islands and has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

(b) The execution and delivery of this Agreement and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by the board of directors of the Company and the stockholders of the Company, if required, and no further consent or authorization is required by the Company, the board of directors of the Company or of its stockholders. No other corporate proceedings on the part of the Company are necessary to approve and authorize the execution and delivery of this Agreement. This Agreement constitutes the legal, valid and binding agreement of the Company, enforceable against it in accordance with its terms, except as enforceability may be limited by insolvency, bankruptcy or other similar laws affecting creditors’ rights generally.

(c) The Company’s Registration Statements (“Registration Statement”) on Form F-3 (File No. 333-250145), registering the resale of ADS issuable upon exercise of the Warrants (the “Warrant Shares”) was declared effective by the Securities and Exchange Commission (the “Commission”) on January 8, 2021 remains effective and shall remain effective during the term of this Agreement. The Commission has not issued any orders preventing or suspending the use of the Prospectus contained in the Registration Statement and the Prospectus (as modified or supplemented by information incorporated by reference into such Prospectus) as well as the Company’s other public filings (the “SEC filings”) conforms, and during the effectiveness of this Agreement will conform, in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934 (the “Exchange Act”), as amended and do not, and during the effectiveness of this Agreement will not, include any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d) The Warrant Shares have been duly authorized, have been duly reserved for issuance and upon exercise of the Warrants and payment to the Company of the exercise price therefore, the Warrant Shares will be validly issued, fully paid and non-assessable.

(e) Neither the execution and delivery of this Agreement by the Company nor the consummation of the transactions contemplated hereby will (i) conflict with or result in any breach of any provisions of Memorandum and Articles of Association of the Company, each as amended to date; (ii) require any consent, approval, authorization or permit from, or filing with or notification to, any United States or foreign governmental or regulatory authority or other third party, except for any such consents approvals, authorizations, permits, filings or notifications, the absence of which would not have a material adverse effect on the Company or the Warrants, (iii) result in a breach of the terms, conditions or provisions of, constitute a default under or cause, permit or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any material agreement to which the Company is a party to.

Members FINRA & SIPC

405 Lexington Ave. * New York, NY 10174 * tel (212) 895-3500 * (800) 724-0761 * fax (212) 895-3783 * www.maximgrp.com

SOS Limited.

January 2021

5. Information. In connection with the Financial Advisor’s activities hereunder, the Company will fully cooperate with the Financial Advisor and furnish them upon request with all information regarding the business, operations, properties, financial condition, legal condition, litigation status, management and prospects of the Company (all such information so furnished being the “Information”) that the Financial Advisor deems appropriate for conducting their due diligence and will provide them with access to the Company’s officers, directors, employees, consultants, independent accountants and legal counsel. The Company represents and warrants to the Financial Advisor that all Information made available to the Financial Advisor hereunder will be complete and correct in all material respects and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in light of the circumstances under which such statements are or will be made. The Company further represents and warrants that any projections and other forward-looking information provided by it to the Financial Advisor will have been prepared in good faith and will be based upon assumptions (which shall be disclosed by the Company) which, in light of the circumstances under which they are made, are reasonable. The Company recognizes and confirms that the Financial Advisor: (i) will use and rely primarily on the Information and on information available from generally recognized public sources in performing the services contemplated by this Agreement without having independently verified the same; (ii) does not assume responsibility for the accuracy or completeness of the Information and such other information; and (iii) will not make an appraisal of any assets of the Company. Any advice rendered by the Financial Advisor pursuant to this Agreement may not be disclosed publicly without the Financial Advisor’s prior written consent. The Financial Advisor hereby acknowledges that certain of the Information received by the Financial Advisor may be confidential and/or proprietary, including Information with respect to the Company’s technologies, products, business plans, marketing, and other Information which must be maintained by the Financial Advisor as confidential. The Financial Advisor agrees that it will not disclose such confidential and/or proprietary Information to any other companies in the industry in which the Company is involved without the Company’s consent.

6. Expenses. In addition to payment to the Financial Advisor of the compensation set forth in Section 2 hereof, the Company shall promptly upon request from time to time reimburse the Financial Advisor for all reasonable expenses (including, without limitation, fees and disbursements of counsel and all travel and other out-of-pocket expenses) incurred by the Financial Advisor in connection with its engagement hereunder, in an amount not to exceed an aggregate of $10,000. In addition, the Company shall pay for all fees and expenses, including the reasonable legal fees and expenses of counsel to the Financial Advisor, in connection with any filings required by FINRA in connection with this Agreement. The Financial Advisor will provide the Company an invoice and copies of receipts of its expenses and such expenses shall not exceed $5,000 without prior authorization of the Company.

7. Indemnification. The Company agrees to indemnify the Financial Advisor in accordance with the indemnification and other provisions attached to this Agreement as Exhibit A (the “Indemnification Provisions”), which provisions are incorporated herein by reference and shall survive the termination or expiration of this Agreement.

8. Other Activities. The Company acknowledges that the Financial Advisor has been, and may in the future be, engaged to provide services as an underwriter, placement agent, finder, advisor and investment banker to other companies in the industry in which the Company is or may be involved. Subject to the confidentiality provisions of the Financial Advisor contained in Section 5 hereof, the Company acknowledges and agrees that nothing contained in this Agreement shall limit or restrict the right of the Financial Advisor or of any past, present or future member, manager, partner, officer, director, owner, employee, agent or representative of or investor in the Financial Advisor, to be a member, manager, partner, officer, director, owner, employee, agent or representative of, investor in, or to engage in, any other business, whether or not of a similar, dissimilar or conflicting in nature to the Company’s business, nor to limit or restrict the right of the Financial Advisor and the foregoing persons and entities to render services of any kind to any other corporation, firm, individual or association. The Financial Advisor may, but shall not be required to, present opportunities to the Company.

Members FINRA & SIPC

405 Lexington Ave. * New York, NY 10174 * tel (212) 895-3500 * (800) 724-0761 * fax (212) 895-3783 * www.maximgrp.com

SOS Limited.

January 2021

9. Termination; Survival of Provisions. The Agreement shall become effective upon the date of mutual execution by both parties to this Agreement, and shall continue to be in effect until the six months anniversary of this Agreement. Either the Company or the Financial Advisor shall be entitled to terminate this Agreement prior to the exercise of all of the Warrants at any time after providing five (5) business days prior notice to the other party. Notwithstanding any such termination, the Financial Advisor shall be entitled to receive a Solicitation Fee for the exercise of any Warrant that has already been delivered to the Company prior to any such termination and the fees and expenses set forth in Section 6. Notwithstanding anything expressed or implied herein to the contrary: the terms and provisions of Sections 2, 3, 5, 6, 7, (including, but not limited to, the Indemnification Provisions attached to this Agreement and incorporated herein by reference), this Section 9 through 17, shall survive the termination of this Agreement.

10. Notices. All notices provided hereunder shall be given in writing and either delivered personally or by overnight courier service or sent by certified mail, return receipt requested, or by facsimile transmission, if to the Financial Advisor, to Maxim Group LLC, 405 Lexington Avenue, 2nd Floor, New York, New York 10174, Attention: James Siegel, Esq., General Counsel, Fax No. (212) 895-3860, and if to the Company, to the address, set forth on the first page of this Agreement. Any notice delivered personally or by fax shall be deemed given upon receipt (with confirmation of receipt required in the case of fax transmissions); any notice given by overnight courier shall be deemed given on the next business day after delivery to the overnight courier; and any notice given by certified mail shall be deemed given upon the second business day after certification thereof.

11. Governing Law; Venue; Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by construed and enforced in accordance with the laws of the State of New York applicable to agreements made and to be fully performed therein, without regard to conflicts of law principles. The Company irrevocably agrees that any suit, claim, action or proceeding of any kind or nature whatsoever arising out of this Agreement or any of the agreements, transactions or matters contemplated hereby, which is brought by or against the Company shall be brought in the Supreme Court of the State of New York, County of New York or the United States District Court for the Southern District of New York. The Company further irrevocably submits to the exclusive jurisdiction of the Supreme Court of the State of New York, County of New York or the United States District Court for the Southern District of New York for the purpose of any suit, claim, action or other proceeding of any kind or nature whatsoever arising out of this Agreement, or any of the agreements , transactions or matters contemplated hereby, which is brought by or against the Company, and agrees that service of process in connection with any such suit, claim, action or proceeding may be made upon the Company in accordance with Section 10 hereof it being agreed that such service shall be good and valid service to which the Company shall not challenge by way of objection, defense or otherwise.. The parties hereby expressly waive all rights to trial by jury in any suit, claim, action or proceeding arising under this Agreement, or any of the agreements, transactions or matters contemplated hereby.

12. Amendments. This Agreement may not be modified or amended except in a writing duly executed by the parties hereto.

13. Headings. The section headings in this Agreement have been inserted as a matter of reference and are not part of this Agreement.

14. Successors and Assigns. The benefits of this Agreement shall inure to the parties hereto, their respective successors and assigns and to the indemnified parties hereunder and their respective successors and assigns, and the obligations and liabilities assumed in this Agreement shall be binding upon the parties hereto and their respective successors and assigns. Notwithstanding anything contained herein to the contrary, neither the Financial Advisor nor the Company shall assign any of its obligations hereunder without the prior written consent of the other party.

Members FINRA & SIPC

405 Lexington Ave. * New York, NY 10174 * tel (212) 895-3500 * (800) 724-0761 * fax (212) 895-3783 * www.maximgrp.com

SOS Limited.

January 2021

15. No Third Party Beneficiaries. This Agreement does not create, and shall not be construed as creating, any rights enforceable by any person or entity not a party hereto, except those entitled to the benefits of the Indemnification Provisions. Without limiting the foregoing, the Company acknowledges and agrees that the Financial Advisor is not being engaged as, and shall not be deemed to be, an agent or fiduciary of the Company’s stockholders or creditors or any other person by virtue of this Agreement or the retention of the Financial Advisor hereunder, all of which are hereby expressly waived.

16. Waiver. Any waiver or any breach of any of the terms or conditions of this Agreement shall not operate as a waiver of any of the terms or conditions of this Agreement or of any other breach of such terms or conditions or of any other term or condition, nor shall any failure to insist upon strict performance or to enforce any provision hereof on any occasion operate as a waiver of such provision or of any other provision hereof or a waiver of the right to insist upon strict performance or to enforce such provision or any other provision on any subsequent occasion. Any waiver must be in writing.

17. Counterparts. This Agreement may be executed in any number of counterparts and by facsimile transmission, each of which shall be deemed to be an original instrument, but all of which taken together shall constitute one and the same agreement. Facsimile signatures shall be deemed to be original signatures for all purposes.

[Signature Page and Exhibit A Follows]

Members FINRA & SIPC

405 Lexington Ave. * New York, NY 10174 * tel (212) 895-3500 * (800) 724-0761 * fax (212) 895-3783 * www.maximgrp.com

SOS Limited.

January 2021

If the foregoing correctly sets forth our agreement, please sign the enclosed copy of this Agreement in the space provided below and return it to us.

Best Regards,

MAXIM GROUP LLC

By:	/s/ Alex Jin
Alex Jin
Managing Director, Investment Banking

By:	/s/ Clifford Teller
Clifford Teller
Executive Managing Director, Head of Investment Banking

Agreed to and accepted this _15_ day of January 2021

SOS Limited

By:	/s/ Yandai Wang
Mr. Yandai Wang
CEO

Members FINRA & SIPC

405 Lexington Ave. * New York, NY 10174 * tel (212) 895-3500 * (800) 724-0761 * fax (212) 895-3783 * www.maximgrp.com

SOS Limited.

January 2021

Exhibit A

INDEMNIFICATION PROVISIONS

Capitalized terms used in this Exhibit shall have the meanings ascribed to such terms in the Agreement to which this Exhibit is attached.

The Company agrees to indemnify and hold harmless the Financial Advisor and each of the other Indemnified Parties (as hereinafter defined) from and against any and all losses, claims, damages, obligations, penalties, judgments, awards, liabilities, attorneys fees, costs, expenses and disbursements of any kind or nature whatsoever, and any and all actions, suits, proceedings and investigations of any kind or nature whatsoever in respect thereof and any and all legal fees and other costs, expenses and disbursements in giving testimony or furnishing documents in response to a subpoena or otherwise (including, without limitation, the legal fees, consulting or expert fees, costs, expenses and disbursements, as and when incurred, of investigating, preparing, pursing or defending any such action, suit, proceeding or investigation (whether or not in connection with litigation in which any Indemnified Party is a party)) (collectively, “Losses”), directly or indirectly, caused by, relating to, based upon, arising out of, or in connection with, the Financial Advisor’ acting for the Company, including, without limitation, any act or omission by the Financial Advisor in connection with its acceptance of or the performance or non-performance of its obligations under the Agreement between the Company and the Financial Advisor to which these indemnification provisions are attached and form a part (the “Agreement”), any breach by the Company of any representation, warranty, covenant or agreement contained in the Agreement (or in any instrument, document or agreement relating thereto, including any Agency Agreement), or the enforcement by the Financial Advisor of its rights under the Agreement or these indemnification provisions, except to the extent that any such Losses are found in a final judgment by a court of competent jurisdiction (not subject to further appeal) to have resulted primarily and directly from the gross negligence or willful misconduct of the Indemnified Party seeking indemnification hereunder. The Company also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company for or in connection with the engagement of the Financial Advisor by the Company or for any other reason, except to the extent that any such liability is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) to have resulted primarily and directly from such Indemnified Party’s gross negligence or willful misconduct.

These Indemnification Provisions shall extend to the following persons (collectively, the “Indemnified Parties”): The Financial Advisor, its present, former and future affiliated entities, managers, members, officers, directors, owners ,partners, stockholders, employees, legal counsel, agents, representatives and controlling persons (within the meaning of the federal securities laws), and its and their affiliated entities, managers, members, officers, directors, owners, partners, stockholders, employees, legal counsel, agents, representatives and controlling persons of any of them. These indemnification provisions shall be in addition to any liability which the Company may otherwise have to any Indemnified Party.

If any action, suit, proceeding or investigation is commenced, as to which an Indemnified Party proposes to demand indemnification, it shall notify the Company with reasonable promptness; provided, however, that any failure by an Indemnified Party to notify the Company shall not relieve the Company from its obligations hereunder. An Indemnified Party shall have the right to retain counsel of its own choice to represent it, and the fees, expenses and disbursements of such counsel shall be borne by the Company. Any such counsel shall, to the extent consistent with its professional responsibilities, cooperate with the Company and any counsel designated by the Company. The Company shall be liable for and pay any settlement of any claim against any Indemnified Party made with the Company’s written consent. The Company shall not, without the prior written consent of the Financial Advisor, settle or compromise any claim, or permit a default or consent to the entry of any judgment in respect thereof, unless such settlement, compromise or consent (i) includes, as an unconditional term thereof, the giving by the claimant or claimants to all of the Indemnified Parties of an unconditional release from all liability in respect of such claim, and (ii) does not contain any factual or legal admission by or with respect to an Indemnified Party or an adverse statement with respect to the character, professionalism, expertise or reputation of any Indemnified Party or any action or inaction of any Indemnified Party.

Members FINRA & SIPC

405 Lexington Ave. * New York, NY 10174 * tel (212) 895-3500 * (800) 724-0761 * fax (212) 895-3783 * www.maximgrp.com

SOS Limited.

January 2021

In order to provide for just and equitable contribution, if a claim for indemnification pursuant to these indemnification provisions is made but it is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) that such indemnification may not be enforced in such case, even though the express provisions hereof provide for indemnification in such case, then the Company shall contribute to the Losses to which any Indemnified Party may be subject (i) in accordance with the relative benefits received by the Company and its stockholders, subsidiaries and affiliates, on the one hand, and the Indemnified Party, on the other hand, and (ii) if (and only if) the allocation provided in clause (i) of this sentence is not permitted by applicable law, in such proportion as to reflect not only the relative benefits, but also the relative fault of the Company, on the one hand, and the Indemnified Party, on the other hand, in connection with the statements, acts or omissions which resulted in such Losses as well as any relevant equitable considerations. No person found liable for a fraudulent misrepresentation shall be entitled to contribution from any person who is not also found liable for fraudulent misrepresentation. The relative benefits received (or anticipated to be received) by the Company and its stockholders, subsidiaries and affiliates shall be deemed to be equal to the aggregate consideration payable or receivable by such parties in connection with the transaction or transactions to which the Agreement relates relative to the amount of fees actually received by the Financial Advisor in connection with such transaction or transactions. Notwithstanding the foregoing, in no event shall the amount contributed by all Indemnified Parties exceed the amount of fees previously received by the Financial Advisor pursuant to the Agreement.

Neither termination nor completion of the Agreement shall affect these Indemnification Provisions which shall remain operative and in full force and effect. The Indemnification Provisions shall be binding upon the Company and its successors and assigns and shall inure to the benefit of the Indemnified Parties and their respective successors, assigns, heirs and personal representatives.

The Company shall be required to advance to the Indemnified Parties all legal fees, consultant and expert fees, costs, disbursements and other expenses relating to, associated with or arising from the Losses.

Members FINRA & SIPC

405 Lexington Ave. * New York, NY 10174 * tel (212) 895-3500 * (800) 724-0761 * fax (212) 895-3783 * www.maximgrp.com